EXHIBIT 5

To announce the differences between ROC GAAP and US GAAP for the first quarter of 2012 financial statements

Date of events: 2012/04/29

Contents:

1.Date of occurrence of the event:2012/04/29

2.Cause of occurrence: To announce the differences for the first quarter of 2012 financial statements between ROC GAAP and US GAAP.

3.Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): (1)Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. and Subsidiaries (or the “Company”) reported consolidated net income of NT$9,878,307 thousand, basic earnings per share of NT$1.22 for the first quarter of 2012, and consolidated shareholders’ equity of NT$383,030,709 thousand as of March 31, 2012. (2)Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$9,200 million, basic earnings per share of NT$1.14 for the first quarter of 2012 and consolidated shareholders’ equity of NT$310,732 million as of March 31, 2012. (3)The differences in consolidated net income between ROC GAAP and US GAAP followed by the Company mainly come from the depreciation expenses and the provision for 10% undistributed retained earning tax.

4.Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are made on the basis of financial statements in conformity with ROC GAAP.